# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Luxfer Holdings PLC, CIK 0001096056
CUSIP: G5698W116
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1433 North Water Street, Suite 400, Milwaukee, Wisconsin (WI), 53202
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001418660

## Reporting persons
- MANAGED ACCOUNT ADVISORS, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 1,609,568; shared dispositive power 174,164; aggregate amount beneficially owned 1,783,732 (6.7% of the class)

## Item 1. Issuer
Name of issuer: Luxfer Holdings PLC
Address of issuer's principal executive offices: 1433 North Water Street, Suite 400, Milwaukee, WI, 53202

## Item 2. Person Filing
Name of person filing: MANAGED ACCOUNT ADVISORS, LLC
Address of principal business office or, if none, residence: 101 HUDSON STREET, 9TH FLOOR, JERSEY CITY, NJ, 07302
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1783732
Percent of class: 6.7
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1609568
Shared power to dispose or to direct the disposition: 174164

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: n/a

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: n/a

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: n/a

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: n/a

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MANAGED ACCOUNT ADVISORS, LLC: Carlos A. Torres, Carlos A. Torres, Authorized Signatory (02/13/2025)